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Exhibit (4)(b)(1): Systematic Transfer Enrollment Program Endorsement to the
Policy.
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                    UNITED OF OMAHA LIFE INSURANCE COMPANY
              SYSTEMATIC TRANSFER ENROLLMENT PROGRAM ENDORSEMENT

The policy is amended as follows:

The following is added to the Definitions section of the policy:
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SYSTEMATIC TRANSFER ACCOUNT - A fixed account used for the Systematic Transfer
Program.

The following is added to the Purchase Payments section of the policy:
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SYSTEMATIC TRANSFER ENROLLMENT PROGRAM
At the time of application you may elect to participate in the Systematic Transfer Enrollment Program which is used to automatically transfer a predetermined dollar amount on a monthly basis to any of the Subaccounts which are chosen at the time of application. The allocation and the predetermined dollar amount may not be changed. All funds within the Systematic Transfer Account must be transferred within 13 months of deposit. No new purchase payments may be allocated to this account after the issue date of the policy. No transfers may be made into the Systematic Transfer Account. There is no charge for participation in this program.

The following section is added to the policy:

Systematic Transfer Account
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GENERAL DESCRIPTION

Any portion of the purchase payments allocated to the Systematic Transfer Account become part of the general account assets of United of Omaha Life Insurance Company. The Systematic Transfer Account includes all of our assets except those assets segregated in separate accounts. We maintain sole discretion to invest the assets of the Systematic Transfer Account, subject to applicable law.

TRANSFERS FROM THE SYSTEMATIC TRANSFER ACCOUNT

You must transfer all of the funds from the Systematic Transfer Account to the subaccounts within 13 months of deposit. These transfers do not count toward the 12 free transfers allowed each policy year.

You may not transfer funds to the Systematic Transfer Account. No additional funds may be allocated to the Systematic Transfer Account after the date of policy issue.

The following is added to the Values section of the policy:
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SYSTEMATIC TRANSFER ACCOUNT

The accumulation value of the Systematic Transfer Account on any valuation date is equal to:
(a)  the value at the end of the preceding policy month; plus
(b) any net purchase payments credited since the end of the previous policy month; minus
(c) any transfers from the Systematic Transfer Account to the subaccounts since the end of the previous policy month; plus
(d)  interest credited on the balance.

We guarantee the accumulation value in the Systematic Transfer Account will be credited with an effective interest rate of at least 3% and is set at the date of issue.

All other policy provisions apply.

                                          United of Omaha Life Insurance Company

                                                            /s/ M. Jane Huerter


                                                             Corporate Secretary